April 5, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. John Hartz
Senior Assistant Chief Accountant

Re:	Hawkins, Inc. Form 10-K for the fiscal year ended April 2, 2006 filed June 16, 2006 File No. 0-7647

Dear Mr. Hartz:

This letter responds to the comments set forth in your letter dated March 8, 2007. For your convenience, we have repeated and numbered the comments in your letter.

It is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-K, 10-Q and 8-K.

Pursuant to the staff’s request, Hawkins, Inc. (the “Company”) hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist the staff in reviewing this letter, we will separately deliver to Mr. Hartz and Ms. Do, by overnight mail, a copy of this letter.

Securities and Exchange Commission

April 5, 2007

FORM 10-K FOR THE YEAR ENDED APRIL 2, 2006

Management’s Discussion and Analysis, page 10

Sales, page 11

1.    Comment:   In future filings please provide a discussion of the extent to which increases in sales are attributable to increases in prices or to increases in the volume or amount of goods being sold or to the introduction of new products. Tell us what consideration you have given to providing quantified volume and pricing information. Such information would provide a more transparent understanding of the trends in your operations. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

Response:   The Company has considered providing quantified volume and pricing information, however, due to system limitations and the nature of the Company’s business the available information has been limited. In conjunction with the Company’s implementation of its Enterprise Resource Planning (ERP) system during the third fiscal quarter ended December 31, 2006, the Company believes it will be able to produce data that can be used to provide management and shareholders with better insight into the Company’s operations of the type described above. However, quantified information regarding volume and pricing may be difficult to obtain due to the number of products sold by the Company (over 10,000 products) and due to the fact that products are sold in various units of measure (from a gram to a truckload). The Company will attempt to provide additional information of the type described in the comment in future filings.

Gross Margin, page 11

2.    Comment:   We note your discussion of gross margin activity for fiscal years 2006 and 2005 by segment. For example, you state that the decrease in gross margin during fiscal 2006 for the Industrial segment relates to “changes in the cost and selling price of caustic soda during fiscal 2005 and 2006, increased product costs, a highly competitive market environment, and changes in product mix along several product lines” and that the decrease during fiscal 2006 for the Pharmaceutical segment related primarily to “an increase in operating costs for staffing increases to facilitate future growth, changes in product mix and competitive pressures”. In future filings, please quantify the effects of the various sources you have identified that have contributed to such decreases. See our observations above concerning providing volume and price information. Pursuant to Item 303(a)(3)(ii) of Regulation S-K, you should describe any known trends or uncertainties that have had or that you reasonably expect will have a material unfavorable impact on revenues or income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, you should disclose the change in the relationship.

Response:   As noted in the response to Comment 1 above, the Company’s recently implemented ERP system, once it is fully functional, is expected to improve information

Securities and Exchange Commission

April 5, 2007

available to management and shareholders. This information will be used to better comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K.

Selling, General and Administrative, page 12

3.    Comment:   You attribute the increase in selling, general and administrative expenses to, among other things, an increase in bad debt expense of $564,445 due primarily to the bankruptcy of a large customer. We note that this event is not discussed elsewhere in the filing, nor was it disclosed in any of the Forms 10-Q or Forms 8-K of fiscal 2006. Please tell us and address in future filings the following:

•	When this customer declared bankruptcy.
•	Whether this customer is one of your five largest as discussed on page 3.
•	Whether the loss of this customer has materially affected your results of operations for fiscal 2006.
•	The impact that the bankruptcy of this customer will have on your future results of operations, financial condition, and liquidity.
•	How you plan on compensating for the loss of this customer’s business.

Also, please be advised that a material event such as a significant customer’s bankruptcy may qualify for timely reporting under the provisions of Form 8-K.

Response:   This customer, the Company’s 18th largest customer for fiscal 2006 and 16th largest customer for fiscal 2005, declared bankruptcy on March 21, 2006. The loss of this customer did not materially affect the Company’s results of operations for fiscal 2006. In addition, the bankruptcy of this customer has not had a significant impact on fiscal 2007 results of operations, as the customer was a high volume, but low margin account. Annual sales for this customer were approximately $1.3 million in fiscal 2006 and $900,000 for fiscal 2005 (representing 0.9% and 0.8% of total revenues for 2006 and 2005, respectively) and material margin for both fiscal years for this customer was less than $75,000 each year. New customers and additional sales to existing customers have already more than offset the loss of this customer’s business.

The Company intends to add the following disclosure to the fiscal 2007 10-K: this customer’s bankruptcy did not have a material impact on the Company’s results of operations, financial condition, and liquidity during fiscal 2007.

The Company considered the requirements of Form 8-K in connection with this customer’s bankruptcy and concluded that disclosure of this event was not mandated or prudent under the applicable rules.

Litigation Settlement, page 12

4.    Comment:   Please provide us with a more comprehensive description of the events leading up to the Universal Chemical Settlement. Tell us when you acquired Universal

Securities and Exchange Commission

April 5, 2007

Chemical, describe the terms of the acquisition and explain the nature of the underlying dispute. Tell us whether the shares returned were subject to any contingencies at the time of acquisition. Provide support for your accounting for the receipt of shares as a gain rather than a capital transaction, or adjustment to the acquisition. Provide support for classification as an operating item.

Response:   The Company completed the acquisition of Universal Chemicals on May 26, 2000. As consideration for this acquisition the Company paid cash of $2,700,000 and issued 75,358 shares of unregistered common stock valued at $600,000 to Universal Chemicals’ shareholders. The stock issued was not subject to any contingencies at the time of the acquisition.

In the fourth quarter of fiscal 2004, the Company paid $3.0 million to resolve a personal injury lawsuit encaptioned Chavarria et al v. Hawkins, Inc., Panorama Compounding Pharmacy, and Valley Drug and Compounding, et al that arose from the alleged mislabeling of certain inventory the Company purchased in connection with its acquisition of Universal Chemicals. The lawsuit alleged that the inventory was purchased in conjunction with the acquisition, however, subsequent information confirmed that the inventory was purchased from Universal Chemicals prior to the acquisition. Pursuant to the terms of the settlement, the Company denied all liability and reserved its right to pursue indemnification and contribution from third parties. In July 2004, the Company filed suit in Hennepin County, Minnesota against the former principals of Universal Chemicals, seeking indemnification for the costs the Company incurred in defending and resolving the prior litigation.

On June 23, 2005, the Company and the former Universal Chemicals principals (the “defendants”) executed a settlement agreement in full and final resolution of the Company’s claims, as well as any claims the defendants may have or may have had against the Company. The settlement agreement required the defendants to surrender to the Company 75,358 shares of the Company’s common stock and required the parties to execute mutual releases and a stipulation of dismissal. The 75,358 shares represent a partial reimbursement for the $3.0 million settlement paid by the Company in fiscal 2004. The value of the shares was approximately $1,057,000 and was recorded during the quarter ended September 30, 2005 as the Company received the 75,358 shares and the executed final releases and stipulations.

As noted above, the June 23, 2005 settlement agreement related to the final settlement regarding inventory that was purchased from Universal Chemicals prior to the acquisition and was not related to assets purchased in the acquisition and accordingly was determined not to be an adjustment to the purchase price for Universal Chemicals. The Company ultimately accepted the 75,358 shares of common stock as the form of payment as it was determined to be more favorable to the Company and its shareholders than an alternative cash payment. The acceptance of the shares as payment of the settlement avoided the Universal Chemicals principals selling the shares on the open market, which may have had a significant adverse impact on the trading price of the Company’s stock due to the low average daily trading volume of the Company’s stock.

Securities and Exchange Commission

April 5, 2007

Both the original $3.0 million settlement paid by the Company and the settlement received from the Universal Chemicals shareholders were recorded within the litigation settlement line, which is a component of income from operations. This settlement is an income statement item rather than adjustment of purchase price because as described above, the settlement was not clearly and directly linked to the purchase price nor does it indicate that the initial allocation of fair value was incorrect. This treatment is consistent with a speech from Randolph P. Green on December 11, 2003 at the 2003 AICPA National Conference on Current SEC Developments that states, in part, “In order to reflect some or all of the settlement of such a claim as an adjustment of the purchase price of the acquired business, the acquirer should be able to persuasively demonstrate that all or a specifically identified portion of the mixed claim is clearly and directly linked to the purchase price. I would not expect that the settlement of litigation that does not indicate that the initial allocation of fair value was incorrect to be accounted for as an adjustment of the purchase price.” The Company believes presenting these items as a component of operating income is appropriate as this charge is part of the Company’s ongoing operations and the litigation settlement does not qualify as a non-operating income or expense item as defined in Article 5-03(7) or 5-03(8) of Regulation S-X.

General

5.    Comment:   We note a Warning Letter Bulletin dated October 1, 2006. Please tell us the impact, if any, on your results of operations, financial condition, and liquidity arising from the FDA’s investigation that disclosed that you were in violation of current Good Manufacturing Practices for the repacking and re-labeling of bulk drugs.

Response:   Due to the Warning Letter Bulletin and continued correspondence with the FDA regarding their investigation, the Company was unable to sell certain products during a portion of the Company’s fiscal third quarter ended December 31, 2006. Sales of these products were approximately $1.1 million during the quarter ended December 31, 2006 compared to approximately $1.7 million for the comparable period a year ago. Some of these products have since been released to sell, however the Company has approximately $100,000 of Pharmaceutical products in inventory that it is not permitted to sell at this time as a result of this matter. The Form 10-Q for the quarter ended December 31, 2006 will include the foregoing information. The Company is currently working to resolve this matter in a manner that will allow the Company to continue sales of Pharmaceutical products in a manner consistent with its past practice. As a result, at this time, the Company is not able to accurately estimate the future impact of this matter on its results of operations, financial condition, and liquidity.

Notification of Late Filing, February 8, 2007

6.    Comment:   We note that you have filed a Notification of Late Filing for your Form 10-Q for the period ended December 31, 2006 because the Company has encountered delays in the process of implementing its new enterprise resource planning (ERP) system, which has necessitated additional time to complete its quarterly financial closing process

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April 5, 2007

and to prepare the related information required to be included in the 10-Q report. Please advise us on the status of your report.

In addition, we note that you determined that your disclosure controls and procedures as of September 30, 2006 were effective, despite the implementation of the ERP system and the lack of testing of that system, and the assessment of internal control over financial reporting. We assume that this delay will represent a material weakness in your disclosure controls and procedures. Please advise.

Response:   The Company is devoting significant resources to complete the Form 10-Q Report as expeditiously as possible. The Company currently anticipates filing its Form 10-Q for the quarter ended December 31, 2006 in May of 2007.

The Company’s Form 10-Q for the quarter ended September 30, 2006 was filed utilizing its legacy system and there were no changes in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially effect, the Company’s internal control over financial reporting. As noted in the Form 10-Q for the quarter ended September 30, 2006, the Company implemented a new Enterprise Resource Planning (ERP) system in October 2006. We disclosed that operation of the ERP system may result in unexpected cost or difficulties, including failure or inefficient operation of the new system. We also noted ERP systems are highly complex and as a result of the implementation there would be significant changes in our internal controls, processes and procedures, and as a result, the operation of the ERP system could cause a material adverse effect on our internal control environment, our business, financial condition and results of operation.

For the quarter ended December 31, 2006 the internal control design was reviewed and updated to reflect the changes in the Company’s internal control over financial reporting. The Company’s Chief Executive Officer and its Chief Financial Officer are currently evaluating the operating effectiveness of the Company’s disclosure controls and procedures for the fiscal third quarter ended December 31, 2006. The Form 10-Q that the Company will file for the quarter ended December 31, 2006 will disclose the conclusion of the Company’s Chief Executive Officer and its Chief Financial Officer regarding the results of the design and operating effectiveness of the Company’s disclosure controls and procedures and will describe the changes in internal controls over financial reporting precipitated by the implementation of the ERP system.

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Securities and Exchange Commission

April 5, 2007

Should there be any questions or comments with respect to the above responses, or should additional information be required, please contact the undersigned at (612) 617-8571.

Yours truly,

Marvin E. Dee

Vice President and CFO

cc:	John R. Hawkins Eric Sweerin Ronald Hafner Steven C. Kennedy W. Morgan Burns